UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Pinduoduo Inc.

(Name of Subject Company (Issuer))

Pinduoduo Inc.

(Name of Filing Person (Issuer))

0% Convertible Senior Notes due 2024

(Title of Class of Securities)

722304AB8

(CUSIP Number of Class of Securities)

Jianchong Zhu

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People’s Republic of China

Tel: +86-21-52661300

with copy to:

Haiping Li, Esq.

Yuting Wu, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

46/F, Tower II, Jing An Kerry Centre

1539 Nanjing West Road

Shanghai 200040, China

+86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 2, 2022 (the “Schedule TO”) by Pinduoduo Inc. (the “Company”) with respect to the right of each holder (each a “Holder” and collectively the “Holders”) of the Company’s 0% Convertible Senior Notes due 2024 (the “Notes”) to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Put Right Notice to the Holders dated as of September 2, 2022 (the “Put Right Notice”) and the related notice materials filed as exhibits to the Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Right”). The information contained in the Schedule TO, including the Put Right, as amended and supplemented hereby, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Put Right or in the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of the Schedule TO and the Put Right Notice are hereby amended and supplemented by the Amendment to the Put Right Notice, dated as of September 19, 2022, which is attached hereto as Exhibit (a)(1)(A) and incorporated herein by reference, to include the following information:

Your right to exercise the Put Right, which was previously set to expire at 5:00 p.m., New York City time, on Thursday, September 29, 2022, will now expire at 11:59 p.m., New York City time, on Friday, September 30, 2022 (the “Expiration Date”). The deadline for the exercise of the right to withdraw a previous exercise of the Put Right, which was previously set at 5:00 p.m., New York City time, on Thursday, September 29, 2022, will now also be 11:59 p.m., New York City time, on Friday, September 30, 2022. The Repurchase Price will be paid in cash with respect to any and all Notes validly surrendered for repurchase and not withdrawn prior to 11:59 p.m., New York City time, on Friday, September 30, 2022. All references in the Schedule TO and exhibits thereto to an expiration date of 5:00 p.m., New York City time, on Thursday, September 29, 2022 are hereby amended to be references to an expiration date of 11:59 p.m., New York City time, on Friday, September 30, 2022. All references in the Schedule TO and exhibits thereto to the second Business Day immediately preceding or prior to the Repurchase Date are hereby amended to be references to the first Business Day immediately preceding or prior to the Repurchase Date.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO and the Put Right Notice are hereby amended and supplemented to include the information set forth in Item 1 above, and further amended and supplemented by the Amendment to the Put Right Notice, dated as of September 19, 2022, which is attached hereto as Exhibit (a)(1)(A) and incorporated herein by reference, to include the following information:

Prior to 5:00 p.m., New York City time, on Friday, September 30, 2022, Holders of Notes in global form that wish to exercise their Put Right with respect to such Notes must deliver such Notes through the transmittal procedures of the Depository Trust Company (“DTC”). Notes delivered through the transmittal procedures of DTC for purchase may be withdrawn, in whole or in part, at any time prior to 5:00 p.m., New York City time, on Friday, September 30, 2022, by complying with the withdrawal procedures of DTC. The surrender by a Holder of any Notes to DTC via the transmittal procedures of DTC’s Automated Tender Offer Program will constitute delivery of a Repurchase Notice that satisfies such Holder’s notice requirements for its exercise of its Put Right.

Holders of Notes in global form can exercise the Put Right with respect to such Notes between 5:00 p.m. and 11:59 p.m., New York City time, on Friday, September 30, 2022. To do so, Holders must complete and sign a Repurchase Notice in the form attached to the Put Right Notice as Annex A in accordance with the instructions set forth therein, have the signature thereon guaranteed and deliver such manually signed Repurchase Notice to the Paying Agent prior to 11:59 p.m., New York City time, on Friday, September 30, 2022. All signatures on a Repurchase Notice must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program.

Holders of Notes in global form can withdraw their previous exercise of the Put Right with respect to such Notes between 5:00 p.m. and 11:59 p.m., New York City time, on Friday, September 30, 2022. To do so, Holders must complete and sign a notice of withdrawal specifying (1) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted, which portion must be US$1,000 aggregate principal amount or an integral multiple thereof, (2) the DTC participant number in respect of which such notice of withdrawal is being submitted, and (3) the principal amount, if any, of such Note which remains subject to the Repurchase Notice, which portion must be US$1,000 aggregate principal amount or an integral multiple thereof, and deliver such manually signed notice of withdrawal to the Paying Agent prior to 11:59 p.m., New York City time, on Friday, September 30, 2022. All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program.

For purposes of the Put Right Notice, the address of the Paying Agent is:

By Regular, Registered or Certified Mail or Overnight Courier:	For Information or Confirmation During Regular Business Hours:

DB Services Americas, Inc.	Telephone: +1 (800) 735-7777
5022 Gate Parkway Suite 200	Email: db.reorg@db.com
MS JCK01-0218
Jacksonville, FL 32256	For Information or Confirmation after 5:00 p.m. (New York City Time) on September 30, 2022:
U.S.A.

Telephone: +1 (877) 843-9767
+1 (904) 271-2503
Email: db.reorg@db.com

ITEM 12.	EXHIBITS.

(a)       Exhibits.

(a)(1)*	Put Right Notice to Holders of 0% Convertible Senior Notes due 2024 issued by the Company, dated as of September 2, 2022.

(a)(1)(A)†	Amendment to the Put Right Notice, dated as of September 19, 2022

(b)	Not applicable.

(d)	Indenture, dated as of September 27, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.5 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020 (File No. 001-38591)).

(g)	Not applicable.

(h)	Not applicable.

(b)       Filing Fee Exhibit.

107†	Filing Fee Table.

*       Previously filed.

†       Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Put Right Notice to Holders of 0% Convertible Senior Notes due 2024 issued by the Company, dated as of September 2, 2022.

(a)(1)(A)†	Amendment to the Put Right Notice, dated as of September 19, 2022

(d)	Indenture, dated as of September 27, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.5 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020 (File No. 001-38591)).

107†	Filing Fee Table

*       Previously filed

†       Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pinduoduo Inc.

By:	/s/ Jun Liu
Name:	Jun Liu
Title:	Vice President of Finance

Dated: September 19, 2022